 LBO Capital Corp.

23399 Commerce Dr Ste B-1 ∙ Farmington Hills MI ∙ 48335 USA

248.994.009-tel  www.lbocapitalcorp.com  248.489.9495-fax

August 7, 2009

United States

Securities and Exchange Commission (“SEC”)

Washington, D.C. 20549-3561

Attention: Mr. John Reynolds

               Assistant Director

                    Re: LBO Capital Corp.

                           File No. 33-19107

Dear Mr. Reynolds:

We have reviewed your letter dated July 10, 2009 and submit the following responses to the inquiries raised in that letter:

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Period Ended March 31, 2009

Exhibits

1.

We will amend our 10-K report for 2008 to file the required agreements as exhibits.

2.

We will file the management agreement between LBO Capital Corp. (“LBO Capital” or “the Company”)  and First Equity Corporation as an exhibit to our amended Form   10-K.

3.

We will amend our Form 10-K to file the agreements related to Load Hog Industries, Inc. grant of the exclusive right to manufacture and sell worldwide certain pneumatic lift kits.  We will also file as an exhibit to our Form 10-K the agreement between Global Tech International, Inc. and Greentech Manufacturing LLC, related to the manufacture, delivery and installation of the PIM fast lines in Douglas Coffey County, Georgia.  We will file as an exhibit to our amended Form 10-Q the agreement between the Company and Capital Plus Partners, LLC.

4.

We will amend our Form 10-K to file as the exhibits all the material contracts and all instruments defining the rights of security holders as required by Item 601(b)(4) and (10) of Regulation S-K.

..

We will amend our Form 10-K to provide a list of our subsidiaries as an exhibit based upon the requirements of Item 601(b)(21) of Regulation S-K.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1.  Business

6.

We will revise our Form 10-K to disclose the principal terms of the material contracts applicable to the conduct of our business activities. We will also clarify the amount and nature of expected revenues under these agreements.

Item 5.  Market for Company’s Common Equity and Related Stockholders Matters.

7.

We will amend the Form 10-K to provide the disclosure required by Item 201 of Regulation S-K.

Item 7.  MD&A

Liquidity and Capital Resources

8.

We will significantly expand our disclosures concerning the Company’s financial condition and changes in financial condition according to the requirements of Item 303 of Regulation S-K.  We will also disclose each material source of liquidity during 2007 and 2008.  Further, we will disclose in details the Company’s financial obligation related to the Douglas Coffee County, Georgia activity.

9.

We will amend our Form 10-K to file all the agreements referenced in the footnotes in this Form 10-K as exhibits.

Item 9. A Controls and Procedures, page 18.

10.

We will revise our Form 10-K to include management report over financial reporting as of December 31, 2008 as required by Item 308 T(a) (3) of Regulation S-K.

Remediation and Changes in Internal Controls

11.

We will revise the 10-K to include the disclosures required by Item 308T(b) of Regulation S-K, including the changes that occurred during the fourth fiscal quarter.

12.

We will revise our disclosures in the filings covering the period September 30, 2008-March 31, 2009 to disclose that there were changes in internal controls and we will describe in details those changes.

Item 10.  Directors, Excecutive Officers and Corporate Governance

13.

 We agree that the disclosure about Mrs. Xhuti, Chief Financial Officer of the Company should be included in the Form 10-K.

Item 11.  Executive Compensation

14.

 We understand your comment in regards to disclosing the executive compensation for each officer of the Company whether it is paid directly by the Company or indirectly by another party for the services rendered to the Company.  However, the agreement the Company has with First Equity Corporation for all the administrative services, supplying the Company with office space, equipment and administrative staff including the services of Chief Excecutive Officer and Chief Financial Officer, treats the $150,000 yearly fee as a whole amount for all of the above services. In addition, these two officers in question do not receive separate compensation from First Equity Corporation as it relates to their services in the Company.  First Equity renders management services to several affiliated companies and each member of its staff is compensated in a lump sum amount covering all of the affiliated companies in which management services are rendered.  Therefore, it is impracticable for the Company to determine the amount of compensation each officer receives as the SEC suggests it be disclosed.  We hope this response clarifies the issue.

Incentive Stock Option Plan

15.

We agree with your suggestion and we will file the incentive stock option plan as an exhibit to our Form 10-K.

Certain Relationships, Related Transactions and Director Independence

16.

It is our understanding that you are asking us to incorporate under Item 13. “Certain Relationships, Related Transactions and Director Independence”, the related parties note payable transactions in Note 8 and the related parties’ transactions in Note 12.  We agree and we will do so.

Signatures

17.

We agree with your suggestion and we will revise the signature line for Mrs. Xhuti to disclose that she is also signing in the capacity of Chief Accounting Officer of the Company.

Notes to Consolidated Financial Statements

Note 2. Acquisitions

18.

The acquiring entity in the acquisition of Advanced Digital Components, Inc. (“ADCI”) and Global Tech International, Inc. (“GTI”) is LBO Capital. In our purchase method of accounting for the September 15, 2008 transaction, we relied on FASB 141, which describes several factors in determining the acquiring entity.  In our analysis we determined the following:

a) Voting rights in the combined entity:  The entity who owns the majority of the voting rights in the company is Longborugh Capital, PLC, (“Longborough”) a UK company.  However, Longborugh is not part of the combined entity and is not involved in anyway in the operations of the Company.  Lonborough has sold its two subsidiaries, ADCI and GTI, to LBO Capital in exchange for 18 million newly issued shares of LBO Capital common stock.

b)  The Composition of the governing body of the combined entity: The Board of Directors of the Company is comprised of 5 directors.  Thomas Itin and Salvatore Parlatore are LBO Capital directors who have been serving on the Company’s Board of Directors since before the acquisitions occurred and were not elected by Longborough.  Mr. Sebastian Moeritz and Mr. William Lopshire are not related to Longborough, ADCI, or GTI, nor have they served in any positions in these entities. The only director who might be considered affiliated with Longborough, ADCI or GTI is Mr. Achille DiNello, who is the son of Mr. Mario DiNello, President of ADCI and GTI since their formation.

C) Composition of senior management of the combined entity:  Mr. Thomas Itin has served in the position of the Chief Excecutive Officer and Chairman of the Board of Directors of LBO Capital, since its inception in 1987.  Mrs. Majlinda Xhuti, Chief Financial and Accounting Officer of LBO Capital, has served in this position since early 2002.  Mr. Mario DiNello is the only officer and director of ADCI and GTI to serve in the position of Chief Operating Officer of LBO Capital.

d) LBO Capital is the entity that issued the shares and paid a premium over the market value of ADCI and GTI, which both had a negative net worth at the time of the acquisition.

Based upon the above factors, we have determined that LBO Capital Corp. is the acquiring entity.

19.

Yes, we do continue to believe that our purchase method of accounting for the September 15, 2008 transaction is appropriate.  We have included audited predecessor financial statements of the acquired companies, ADCI and GTI, in the Form 8-K that was filed on September 16, 2008.  However, if you believe that we should include this information again in our Form-10K, we will do so.

We are unclear as to what specifically we are required to revise in our footnotes and financial statement presentation related to the business combination transaction.

With respect to non-controlling interest in the operating companies, we believe that at the time of the acquisition we did not need to record a controlling interest due to the fact that both acquired companies, ADCI and GTI, had net losses, and the old FASB 141 did not allow recording a negative minority interest.  Since new FASB 141 took effect January 1, 2009, the issue of the non-controlling interest is being treated differently; therefore based on this new guidance we recorded the non-controlling interest as of March 31, 2009 and also reclassified the non-controlling interest amounts for December 31, 2008 on the face of the balance sheet.

20.

 For the reasons explained above, we do not believe that the purchase method of accounting for the September 15, 2008 transaction is a reverse merger.

Note 6.  Intangible Assets, Net, Page 49

21.

Paragraph 8 of SFAS 144 states that a long lived asset should be tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  It is true that we have experienced net losses during 2008; however our projections indicate that the Company will realize a significant revenue stream from the use of these intangible assets.  A perfect example is the project in Douglas Coffee County, in Georgia which started early this year. The Company is involved in the delivery and installation of Powder Impression Molding (``PIM(tm)'') custom made fast line machinery, molds, tooling systems and factory equipment in the total amount of $11,000,000 from Green Tech Manufacturing, LLC.  Only during the first quarter the PIM patent brought us $700,000 in revenues.  We have projected to realize over 1, 5 million dollars in revenues in 2009 from the above project.  Therefore, management has deemed that the circumstances do not warrant a review of the cost of these intangibles, in contrary, management anticipates realizing positive cash flow on these patents in the near future.

Form 10-Q for the Quarterly Period Ended March 31, 2009

22.

We will revise Item 2 to provide the changes in financial condition of the company.

23.

We will file the lease agreement as an exhibit to the amended Form 10-Q for March 31, 2009.

Note 3.  Accounts Receivable

24.

 a) Our factoring arrangement does meet the sale criteria, and it is not a secured borrowing with pledge of collateral.

b) The following represents the journal entry with respect to this transaction

                                                                                DEBIT                  CREDIT

            Cash Proceeds (Grosse Pointe account)                     $560,000

             Due from Factor – Capital Plus                               $140,000

                                                Accounts Receivable                                     $700,000

Management has determined that the recourse obligation couldn’t be estimated, and that is why we did not record any recourse obligation at the time this receivable was factored.  If the customer fails to pay for this receivable, the Company would be responsible for paying the factor.  Borrowings and repayments are not applicable in this case.  We will revise the footnote to include the applicable disclosures required by paragraph 17 of SFAS 140.

Form 10-Q/A (Amendment No. 2) for September 30, 2008

Explanatory Note

25.

We agree that Item 4.02 of Form 8-K requires disclosure of non-reliance on previously issued financial statements.  If you believe that we should still file a Form 8-K at this time, please advise us.

26.

Paragraph 25 of SFAS 154 states that any error in the financial statements of a prior period discovered subsequent to their issuance shall be reported as a prior-period adjustment by restating the prior-period financial statements.  We believe that we complied with this requirement, because we have restated the September 30, 2008 financial statements as shown in the second amended report filed for this period.  We understand that this paragraph also states that we need to disclose in the amended report the effect of the correction on each financial statement line item and per share amount.  We have disclosed in general the changes in the financial statements, but we have not included the changes that affected each line item of the financial statements. If you agree with our assessment, we can enhance the disclosure on the second page of the amended 10-Q for September 30, 2008 to describe in more detail the line item changes in the financial statements.

Form 8-K Filed September 16, 2008

Item 9.01     Financial Statements and Exhibits

A)  Audited Financial Statements of the Businesses Acquired

27.

 We agree that the audit reports are missing the names of the entities being audited and the periods which those audit reports cover.  This is a mistyping error that had to do with the conversion of our file from Microsoft word format to html format.  We will amend this report to correct these typing errors in the audit reports.

Closing Comments

We appreciate your efforts in trying to help us in our compliance with the all applicable disclosure requirements, and we will do the best we can to revise these reports as soon as practicable.  We will send you the marked copies of the revisions via fax in order to expedite the review and avoid filing multiple amendments.  Please understand that we are working simultaneously on four different reports and the magnitude of changes requires a considerable amount of time, efforts and financial resources.  We will keep you appraised in the progress of our work in these amendments.

Should you have any questions or comments, please, do not hesitate to call Majlinda Xhuti, Chief Financial and Accounting Officer, at 248-994-0099.

In addition the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in nay proceedings initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

/S/ Majlinda Xhuti

Chief Financial Officer & Chief Accounting Officer

/S/ Thomas W. Itin

Chief Excecutive Officer